UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                            Foamex International Inc.
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                                (Name of Issuer)



                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)



                                   344123 10 4
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                                 (CUSIP Number)



            January 2, 2004 - December 17, 2004 (See attached Annex)
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             (Date of Event Which Requires Filing of this Statement)


                                  Philippe JOUS
                                    RUS, Inc.
                                c/o RECTICEL S.A.
                             Avenue des Pleiades 15
                                 B-1200 Brussels
                                     Belgium
                          Telephone: 011-32-2-775-18-97
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    Copy to:

                                  Clare O'Brien
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                               New York, NY 10022
                            Telephone: (212) 848-4000

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[X]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

                                  SCHEDULE 13G

CUSIP NO. 344123 10 4                                          Page 2 of 6 Pages

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


        RUS, Inc.
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                          (a)[ ]
                                                                          (b)[X]
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3       SEC USE ONLY


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4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
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                                 5       SOLE VOTING POWER
           NUMBER OF
            SHARES                       1,015,439
         BENEFICIALLY           ------------------------------------------------
           OWNED BY              6       SHARED VOTING POWER
             EACH
           REPORTING                     0
            PERSON              ------------------------------------------------
             WITH                7       SOLE DISPOSITIVE POWER

                                         1,015,439
                                ------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

                                         0
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9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,015,439
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10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)
                 [ ]
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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          4.2
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12        TYPE OF REPORTING PERSON

          CO
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


                                  SCHEDULE 13G

This Amendment No. 3 (this "Third Amendment") amends and supplements the
Schedule 13G filed with the Securities and Exchange Commission on December 2, 1999 (the "Schedule 13G"), the Amendment No. 1 filed with the Securities and Exchange Commission on February 14, 2003 (the "First Amendment") and the Amendment No. 2 filed with the Securities and Exchange Commission on February 13, 2004 (the "Second Amendment") by RUS, Inc., a wholly-owned subsidiary of Recticel S.A., and is filed to reflect information required by Rule 13d-1 under the Securities Exchange Act of 1934, as amended, with respect to common stock, par value $.01 per share (the "Common Stock"), of Foamex International Inc. Capitalized terms used in this Third Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13G, the First Amendment and the Second Amendment.

Item 1

(a)      Name of Issuer

         Foamex International Inc.

(b)      Address of Issuer's Principal Executive Offices

         1000 Columbia Avenue
         Linwood, Pennsylvania  19601

Item 2

(a)      Name of Person Filing

         RUS, Inc.

(b)      Address of Principal Business Office

         Suite 1300, 1105 North Market Street, Box 8985, Wilmington, Delaware 19801

(c)      Citizenship

         Delaware

(d)      Title of Class of Securities

         Common Stock, par value $.01 per share

(e)      CUSIP Number

         344123 10 4



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

Item 3 Type of person filing if this statement is filed pursuant to Section 2.40.13d-1(b) or Section 240.13d-2(b) or (c)

         Not Applicable.

Item 4   Ownership

         (a) Amount Beneficially Owned: 1,015,439 shares
         (b) Percent of Class: 4.2
         (c) Number of shares as to which such person has:

             (i)    sole power to vote or to direct the vote: 1,015,439
             (ii)   shared power to vote or to direct the vote: 0
             (iii)  sole power to dispose or to direct the disposition of:
                    1,015,439
             (iv)   shared power to dispose or to direct the disposition of: 0


Item 5   Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 6   Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         Not Applicable.

Item 8   Identification and Classification of Member of the Group

         Not Applicable.

Item 9   Notice of Dissolution of Group

         Not Applicable.

Item 10  Certification

         By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in


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


         connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       RUS, INC.


Dated: February 11, 2005               By:    /s/ Jean-Pierre MELLEN
                                              ----------------------------------
                                       Name:  Jean-Pierre MELLEN
                                       Title: Vice-President and Treasurer




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






                             Annex to Schedule 13G/A

      RUS Inc.

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Regarding FOAMEX International Inc. Common Stock
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      Sale date   Number of shares    Average price per share              Total
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        1/2/04         16,500                 5.08                     83,854.65
        1/5/04         25,850                 5.12                    132,403.70
        1/6/04         18,243                 5.14                     93,696.05
        1/7/04         12,500                 5.10                     63,712.50
        1/8/04          3,000                 5.06                     15,180.00
       1/12/04          3,000                 5.08                     15,240.00
       6/18/04         200,000                5.21                  1,042,594.00
       6/24/04         42,820                 4.59                    196,366.53
       6/25/04         10,260                 4.96                     50,906.94
       6/28/04           100                  4.98                        498.00
        7/1/04          6,000                 4.95                     29,700.00
        7/2/04           611                  4.95                      3,024.45
        7/6/04           430                  4.95                      2,128.50
       12/7/04          1,000                 4.01                      4,005.00
       12/8/04           350                  4.00                      1,400.00
       12/15/04         2,000                 4.00                      8,000.00
       12/17/04         2,000                 4.00                      8,000.00
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        Total          344,664                5.08                  1,750,710.31
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